

March 31, 2010

Via U.S. Mail and Facsimile (713) 688-0616

Mr. Michael C. Jennings
President and Chief Executive Officer
Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, Texas 770244-3411

>   **Re: Frontier Oil Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **Definitive Proxy Statement filed March 22, 2010**
>   **File No. 001-7627**

Dear Mr. Jennings:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item IA. Risk Factors

Our risk management activities may generate substantial losses and limit potential gains

1.   We note your disclosure that you incurred pre-tax hedging losses on commodity contracts of $11.7 million. This contrasts with a gain of $146.4 million in 2008, and a loss of $86 million in 2007. Neither your disclosure in this risk factor nor your disclosure under Item 7A appears to explain how these commodity contracts can generate substantial losses and limit potential gains, or why these dramatic

fluctuations can occur from one year to the next. Please expand your disclosure to more clearly explain how your hedging transactions impact your financial results. In this regard, you appear to have previously expanded disclosure to address this point in response to comment 4 from our letter dated July 31, 2008, but subsequently scaled back your disclosure to leave this point less clear in your present filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

2.   Please expand your disclosure to address your material opportunities, challenges, and risks that your executives are most focused on in both the short and long term, as well as the specific actions they are taking to address these opportunities, challenges and risks. For instance, we note your disclosure that there is excess refining capacity existing in the U.S and worldwide that is likely to persist in the near term, which appears to be putting pressure on your margin opportunities. You further disclose that your Cheyenne Refinery is more drastically impacted by these conditions, and so you are taking steps to improve profitability, including a combination of cost reductions and projects aimed at energy efficiency, yield improvements and crude type flexibility. However, you have not thereafter disclosed what, if any, projects were completed this year towards this goal, nor what you anticipate completing in the coming year to improve your margins. In this regard, for example, we note that in your earnings conference call for the fourth quarter of fiscal 2009, your chief executive officer and VP of refining operations discussed that:

- You cut about $10 million from your annual operating costs in Cheyenne as a result of labor reductions and costs initiatives; and
- You improved yield optimization, with Cheyenne running a lighter crude slate in 2009, enabling you to obtain a 9% increase, or 2300 bpd more of gasoline and diesel, while overall processing 2100 bpd less of crude oil.

For more information, see Section III.A of SEC Release 33-8350.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

3.   You disclose that you enter into commodity derivative contracts for various purposes, and that these contracts may take the form of futures contracts, forwards contracts, collars or price or interest rate swaps, or foreign exchange contracts. You further disclose your belief that there is minimal credit risk with respect to your counterparties. Please tell us how you assess the credit standing of your counterparties in order to reach this conclusion, and how often you update this assessment to reflect changing market conditions.

4.   You disclose entering into two interest rate swaps in October 2009, each with a notional value of $75 million, in order to convert portions of your fixed interest rate on the 6.625% senior notes into a variable rate in order to take advantage of current market conditions. In note 14 to the notes to your consolidated financial statements, you disclose that interest on each swap is computed using 30-day LIBOR plus a spread of 5.34% and 5.335%, and that the maturity of both swaps is October 1, 2011, corresponding to the maturity of the 6.625% senior notes. As these fixed-to-floating rate swaps expose portions of your long-term debt to cash flow risk from changes in interest rates, please provide quantitative information about this market risk. See Item 305 of Regulation S-K, and the appendix to that item for suggested formats for disclosure of sensitivity to interest rate swaps.

Definitive Proxy Statement

Director Qualifications and Nominations

5.   In future filings, please disclose for all nominees and directors, <u>even those not up for re-election in a particular year</u>, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure.

6.   We note your disclosure that diversity is considered by the committee and the board in selecting candidates for recommendation to your shareholders. Please also tell us and disclose in future filings how the committee (or the board) assesses the effectiveness of your policy of seeking a diverse group of candidates. See Item 407(c)(2)(vi) of Regulation S-K.

Certain Relationships and Related Transactions

7.   We note your disclosure that although you do not have a formal written policy, the Nominating and Corporate Governance Committee and the Audit Committee generally review and approve all related party transactions. Please disclose the standards that these committees apply in evaluating such related party transactions. See Item 404(b)(1)(ii) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief